UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the quarterly period ended March 31, 2010
Commission file number 1- 33867
TEEKAY TANKERS LTD.
(Exact name of Registrant as specified in its charter)
4th floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40- F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐     No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐     No ☑

TEEKAY TANKERS LTD.
REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED MARCH 31, 2010

TEEKAY TANKERS LTD.
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME
(in thousands of U.S. dollars, except share and per share amounts)

	Three Months	Three Months
	Ended	Ended
	March 31,	March 31,
	2010	2009
	$	$
		(note 2)
REVENUES
Time charter revenues ($2.9 million and $3.5 million for 2010 and 2009, respectively, from affiliates) (note 8d)	17,945	19,372
Net pool revenues from affiliates (note 8g)	9,045	15,076

Total revenues	26,990	34,448

OPERATING EXPENSES
Voyage expenses ($0.6 million and $0.6 million for 2010 and 2009, respectively, from related parties) (note 8e and 8g)	1,012	580
Vessel operating expenses ($4.7 million and $4.6 million for 2010 and 2009, respectively, from related parties) (note 8e and 8f)	8,391	8,504
Depreciation and amortization	7,392	7,031
General and administrative ($1.0 million and $1.3 million for 2010 and 2009, respectively, from related parties) (note 8b and 8e)	1,479	1,527

Total operating expenses	18,274	17,642

Income from vessel operations	8,716	16,806

OTHER ITEMS
Interest expense ($nil and $0.4 million for 2010 and 2009, respectively, from related parties) (note 8b)	(993)	(2,165)
Interest income	13	22
Realized and unrealized (loss) gain on interest rate swap (note 6)	(2,658)	944
Other income — net	2	34

Total other items	(3,636)	(1,165)

Net income	5,080	15,641

Per common share amounts:
• Basic and diluted earnings (note 9)	0.16	0.57
• Cash dividends declared	0.26	0.72
Weighted-average number of Class A and Class B common shares outstanding
• Basic and diluted (note 9)	32,000,000	25,000,000
The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY TANKERS LTD.
UNAUDITED CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

	As at	As at
	March 31,	December 31,
	2010	2009
	$	$
ASSETS
Current
Cash and cash equivalents	12,152	10,432
Pool receivables from affiliates, net (note 8g)	6,412	10,427
Accounts receivable	63	90
Due from affiliates (notes 8c and 8f)	5,937	223
Prepaid expenses	2,400	2,057
Vessel held for sale (note 11)	16,725	—
Other current assets	129	268

Total current assets	43,818	23,497

Vessels and equipment At cost, less accumulated depreciation of $125.4 million (2009 - $135.7 million)	483,549	506,309
Non-current amounts due from affiliates (notes 8c and 8g)	1,561	1,561
Other non-current assets	1,580	1,835
Goodwill	6,761	6,761

Total assets	537,269	539,963

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current
Accounts payable	2,812	2,043
Accrued liabilities ($1.5 million and $1.7 million for 2010 and 2009, respectively, to related parties) (note 8f)	6,198	7,718
Current portion of long-term debt (note 5)	3,600	3,600
Current portion of derivative instrument (note 6)	3,965	3,865
Deferred revenue	2,912	3,572
Due to affiliates (notes 8c and 8f)	2,167	569
Other current liabilities	277	277

Total current liabilities	21,931	21,644

Long-term debt (note 5)	300,728	301,628
Derivative instrument (note 6)	11,261	10,028
Other long-term liabilities	323	392

Total liabilities	334,243	333,692

Stockholders’ Equity
Common stock and additional paid-in capital (300 million shares authorized; 19.5 million Class A and 12.5 million Class B shares issued and outstanding as of March 31, 2010 and December 31, 2009) (note 7)	246,753	246,753
Accumulated deficit	(43,727)	(40,482)

Total stockholders’ equity	203,026	206,271

Total liabilities and stockholders’ equity	537,269	539,963

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY TANKERS LTD.
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Three Months	Three Months
	Ended	Ended
	March 31	March 31,
	2010	2009
	$	$
		(note 2)
Cash and cash equivalents provided by (used for)

OPERATING ACTIVITIES
Net income	5,080	15,641
Non-cash items:
Depreciation and amortization	7,392	7,031
Unrealized loss (gain) on derivative instrument	1,333	(2,382)
Other	184	—
Change in non-cash working capital items related to operating activities	(1,689)	18,485
Expenditures for drydocking	(229)	—

Net operating cash flow	12,071	38,775

FINANCING ACTIVITIES
Repayments of long-term debt	(900)	(900)
Prepayments of long-term debt	—	(10,000)
Repayment of pushed-down debt of Dropdown Predecessor	—	(1,096)
Return of capital to the Parent from Dropdown Predecessor	—	(11,673)
Other financing activities	(3)	—
Net advances from (to) affiliates	—	(535)
Cash dividends paid	(8,320)	(18,000)

Net financing cash flow	(9,223)	(42,204)

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(1,128)	(857)

Net investing cash flow	(1,128)	(857)

Increase (decrease) in cash and cash equivalents	1,720	(4,286)
Cash and cash equivalents, beginning of the period	10,432	26,698

Cash and cash equivalents, end of the period	12,152	22,412

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY TANKERS LTD.
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)
1.	Basis of Presentation

The unaudited interim consolidated financial statements have been prepared in conformity with United States generally accepted accounting principles (or GAAP). These financial statements include the accounts of Teekay Tankers Ltd., its wholly owned subsidiaries and the Dropdown Predecessor, as defined in Note 2 (collectively the Company). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Certain information and footnote disclosures required by GAAP for complete annual financial statements have been omitted and, therefore, these interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements filed on Form 20-F for the year ended December 31, 2009. In the opinion of management, these interim unaudited consolidated financial statements reflect all adjustments, of a normal recurring nature, necessary to present fairly, in all material respects, the Company’s consolidated financial position, results of operations, and cash flows for the interim periods presented. The results of operations for the interim periods presented are not necessarily indicative of those for a full fiscal year. Significant intercompany balances and transactions have been eliminated upon consolidation. Certain of the comparative figures have been reclassified to conform to the presentation adopted in the current period as quantified in Note 8e.

2.	Dropdown Predecessor

The Company accounts for the acquisition of interests in vessels from Teekay Corporation (or Teekay) as a transfer of a business between entities under common control. The method of accounting for such transfers is similar to the pooling of interests method of accounting. Under this method, the carrying amount of net assets recognized in the balance sheets of each combining entity are carried forward to the balance sheet of the combined entity, and no other assets or liabilities are recognized as a result of the combination. The proceeds paid by the Company over or under Teekay’s historical cost in the vessels is accounted for as a return of capital to or contribution of capital from Teekay. In addition, transfers of net assets between entities under common control are accounted for as if the transfer occurred from the date that the Company and the acquired vessels were both under the common control of Teekay and had begun operations. As a result, the Company’s financial statements prior to the date the interests in these vessels were actually acquired by the Company are recast to include the results of these vessels operated during the periods under common control of Teekay.

On June 24, 2009, the Company acquired from Teekay its subsidiary Ashkini Spirit L.L.C, which owns a Suezmax-class tanker, the Ashkini Spirit. This transaction was accounted for as a reorganization between entities under common control. As a result, the Company’s consolidated statements of income for the three months ended March 31, 2009 and cash flows for the three months ended March 31, 2009 reflect the Ashkini Spirit and its related operations (referred to herein as the Dropdown Predecessor) as if the Company had acquired the vessel on August 1, 2007, when it began operations under the ownership of Teekay.

The effect of adjusting the Company’s financial statements to account for these common control exchanges increased the Company’s: goodwill by $2.1 million and vessels and equipment by $91.6 million as of August 1, 2007; and revenue and net income for the three months ended March 31, 2009 by $3.9 million and $1.5 million, respectively.

The accompanying consolidated financial statements include the financial position, results of operations and cash flows of the Dropdown Predecessor. In the preparation of these consolidated financial statements, general and administrative expenses and interest expense were not identifiable as relating solely to the specific vessel. General and administrative expenses (consisting primarily of salaries, share-based compensation, and other employee-related costs, office rent, legal and professional fees, and travel and entertainment) were allocated based on the Dropdown Predecessor’s proportionate share of Teekay Corporation’s total ship-operating (calendar) days for the period presented. During the three months ended March 31, 2009, $0.4 million of interest expense and $0.2 of general and administrative expenses were attributable to the Dropdown Predecessor, respectively. Management believes these allocations reasonably present the interest expense and the general and administrative expenses of the Dropdown Predecessor. Estimates have been made when allocating expenses from Teekay Corporation to the Dropdown Predecessor and such estimates may not be reflective of actual results.

3.	Adoption of New Accounting Pronouncements

In January 2009, the Company adopted an amendment to FASB ASC 810, Consolidations that eliminates certain exceptions to consolidating qualifying special-purpose entities, contains new criteria for determining the primary beneficiary, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a variable interest entity. This amendment also contains a new requirement that any term, transaction, or arrangement that does not have a substantive effect on an entity’s status as a variable interest entity, a company’s power over a variable interest entity, or a company’s obligation to absorb losses or its right to receive benefits of an entity must be disregarded. The elimination of the qualifying special-purpose entity concept and its consolidation exceptions means more entities will be subject to consolidation assessments and reassessments. During February 2010, the scope of the revised standard was modified to indefinitely exclude certain entities from the requirement to be assessed for consolidation. The adoption of this amendment did not have a material impact on the Company’s consolidated financial statements.

TEEKAY TANKERS LTD.
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)
4.	Fair Value Measurements
The following methods and assumptions were used to estimate the fair value of each class of financial instrument:
Cash and cash equivalents – The fair value of the Company’s cash and cash equivalents approximates its carrying amounts reported in the consolidated balance sheets.
Non-current amounts due from affiliates – The fair value of the non-current amounts due from affiliates approximates their carrying amounts reported in the accompanying consolidated balance sheets.

Long-term debt – The fair value of the Company’s fixed-rate and variable-rate long-term debt is based on quoted market prices or estimated using discounted cash flow analyses, based on rates currently available for debt with similar terms and remaining maturities and the current credit worthiness of the Company.

Derivative instruments – The fair value of the Company’s interest rate swap agreement is the estimated amount that the Company would receive or pay to terminate the agreement at the reporting date, taking into account current interest rates and the current credit worthiness of both the Company and the swap counterparty. The estimated amount is the present value of future cash flows. The inputs used to determine the future cash flows include the fixed interest rate of the swap, and market interest rates.

The Company categorizes its fair value estimates using a fair value hierarchy based on the inputs used to measure fair value. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value as follows:

Level 1. Observable inputs such as quoted prices in active markets;
Level 2. Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and
Level 3. Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The estimated fair value of the Company’s financial instruments and categorization using the fair value hierarchy for those assets and liabilities that are measured at fair value on a recurring basis is as follows:

		March 31, 2010
		Carrying	Fair
	Fair Value	Amount	Value
	Hierarchy	Asset/ (Liability)	Asset/ (Liability)
	Level(1)	$	$

Cash and cash equivalents		12,152	12,152
Non-current amounts due from affiliates		1,561	1,561
Long-term debt		(304,328)	(265,961)
Derivative instrument
Interest rate swap agreement	Level 2	(15,226)	(15,226)

(1)	The fair value hierarchy level is only applicable to each item on the consolidated balance sheets that is recorded at fair value on a recurring basis.
The Company has determined that there are no non-financial assets and liabilities carried at fair value at March 31, 2010.
5.	Long-Term Debt

	March 31, 2010	December 31, 2009
	$	$

Revolving Credit Facility due 2017	277,328	277,328
Term Loan due through 2017	27,000	27,900

	304,328	305,228
Less current portion	3,600	3,600

Total	300,728	301,628

The Company and Teekay Corporation are parties to a revolving credit facility (or the Revolver). The Company is a borrower under Tranche A of the Revolver (or the Tranche A Revolver) and certain 100%-owned subsidiaries of Teekay Corporation are borrowers under Tranche B of the Revolver (or the Tranche B Revolver). If any borrower under the Tranche B Revolver is acquired by the Company, the borrowings and amount available under the Tranche B Revolver that are related to the acquired entity will be added to the Tranche A Revolver, upon certain conditions being met.

TEEKAY TANKERS LTD.
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)
5.	Long-Term Debt (Cont’d)

As of March 31, 2010, the Tranche A Revolver provided for borrowings of up to $401.0 million, of which $123.7 million was undrawn. The total amount available under the Tranche A Revolver reduces by a semi-annual amount of $22.1 million commencing in late 2012, and the Tranche A Revolver matures in 2017. The Tranche A Revolver may be prepaid at any time in amounts of not less than $5.0 million. Interest payments are based on LIBOR plus a margin of 0.60%. As at March 31, 2010, the weighted-average interest rate on the Revolver was 0.89% (December 31, 2009 – 0.86%). The Tranche A Revolver is collateralized by first-priority mortgages granted on ten of the Company’s vessels, together with other related security, and includes a guarantee from the Company for all outstanding amounts. The Tranche A Revolver requires that the Company and certain of its subsidiaries maintain liquidity (cash, cash equivalents and undrawn committed revolving credit lines with more than six months to maturity) of minimum of $35.0 million and at least 5.0% of the Company’s total debt. As at March 31, 2010, the Company was in compliance with all its covenants on the Tranche A Revolver.

As at March 31, 2010, the Company had one term loan outstanding in the amount of $27.0 million. This term loan bears interest at a fixed-rate of 4.06%, requires quarterly principal payments of $0.9 million, and is collateralized by first-priority mortgages on two of the Company’s vessels, together with certain other related security. The term loan is guaranteed by Teekay Corporation. The term loan requires that the Company and certain of its subsidiaries maintain a minimum hull coverage ratio of 105% of the total outstanding balance for the facility period. As at March 31, 2010, the Company was in compliance with all its covenants on its term loan.

The aggregate annual long-term debt principal repayments required to be made by the Company under the Tranche A Revolver and term loan subsequent to March 31, 2010 are $2.7 million (remaining 2010), $3.6 million (2011), $3.6 million (2012), $3.6 million (2013), $3.6 million (2014) and $287.2 million (thereafter).

The weighted-average effective interest rate on the Company’s long-term debt as at March 31, 2010 was 1.17% (December 31, 2009 – 1.16%). This rate does not reflect the effect of the interest rate swap (see Note 6).

6.	Derivative Instruments

The Company uses derivatives in accordance with its overall risk management policies. The Company enters into interest rate swaps which exchange a receipt of floating interest for a payment of fixed interest to reduce the Company’s exposure to interest rate variability on its outstanding floating-rate debt. The Company has not designated, for accounting purposes, its interest rate swap as a cash flow hedge of its U.S. Dollar LIBOR-denominated borrowings.

Realized and unrealized (losses) gains relating to the Company’s interest rate swap have been reported in realized and unrealized (losses) gains on interest rate swap in the consolidated statements of income. During the three months ended March 31, 2010, the Company recognized realized and unrealized losses of $1.3 million and $1.3 million, respectively, relating to its interest rate swap. During the three months ended March 31, 2009, the Company recognized realized and unrealized (losses) gains of $(1.4) million and $2.4 million, respectively, relating to its interest rate swap.

The following summarizes the Company’s derivative position as at March 31, 2010:

Fair Value /
			Carrying	Weighted-
			Amount	Average	Fixed
	Interest	Principal	Asset /	Remaining	Interest
	Rate	Amount	(Liability)	Term	Rate
	Index	$	$	(Years)	(%)(1)
LIBOR-Based Debt:
U.S. Dollar-denominated interest rate swap	USD LIBOR 3M	100,000	(15,226)	7.5	5.55

(1)	Excludes the margin the Company pays on its variable-rate debt, which as of March 31, 2010 was 0.6%.

The Company is potentially exposed to credit loss in the event of non-performance by the counterparty to the interest rate swap agreement in the event that the fair value results in an asset being recorded. In order to minimize counterparty risk, the Company only enters into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time transactions are entered into.

7.	Capital Stock

On June 24, 2009, the Company completed a follow-on public offering of 7.0 million Class A common shares at a price of $9.80 per share, for gross proceeds of $68.6 million. The Company used the net offering proceeds of $65.5 million to acquire a 2003-built Suezmax tanker, the Ashkini Spirit, from Teekay Corporation for $57.0 million.

As at March 31, 2010 and December 31, 2009, the Company had reserved under its 2007 Long-Term Incentive Plan a total of 1,000,000 shares of Class A common stock for issuance pursuant to awards to be granted. To date, the Company has satisfied awards under the plan through open market purchases and deliveries to the grantees, rather than issuing shares from authorized capital. For the three months ended March 31, 2010 and 2009, 19,371 and 28,178 shares of Class A common stock were granted and delivered to non-management Directors as part of the Directors’ annual compensation, respectively. As at March 31, 2010 and December 31, 2009, a total of 60,802 shares and 41,431 shares of Class A common stock have been granted under the plan and delivered to non-management Directors, respectively, as part of the Directors’ annual compensation since the commencement of the plan in December 2007.

TEEKAY TANKERS LTD.
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)
8.	Related Party Transactions
a.
On June 24, 2009, the Company acquired a double-hull Suezmax tanker, the 2003-built Ashkini Spirit from Teekay Corporation for a total cost of $57.0 million, excluding $0.7 million for working capital assumed. As described in Note 2, the acquisition was accounted for as a reorganization of entities under common control and accounted for on a basis similar to pooling of interest basis. The acquisition was funded using net proceeds of a follow-on public offering of 7.0 million Class A common shares at $9.80 per share in June 2009. No debt was assumed as a result of the acquisition and the amount available to be drawn on the Company’s revolving credit facility increased by $58.0 million. A contribution of capital from Teekay Corporation of $31.9 million, representing the excess of the historical book value of the vessel over the purchase price, was recorded on the date of acquisition of the vessel.

b.
During the three months ended March 31, 2009, $0.2 million of general and administrative expenses and $0.4 million of interest expenses attributable to the operations of the Dropdown Predecessor were incurred by Teekay Corporation and have been allocated to the Company.

c.	The amounts due to and from affiliates at March 31, 2010 and 2009, are without interest or stated terms of repayment.
d.
During the three months ended March 31, 2010 and 2009, $2.9 million and $3.5 million, respectively, of revenues were earned from Teekay Corporation as a result of the Company chartering out the Nassau Spirit to Teekay Corporation under a fixed-rate time-charter contract. In August 2009, the Company exercised its option to extend the time-charter contract by one year. The time-charter contract for the Nassau Spirit will now expire in August 2010.

e.
Pursuant to a long-term management agreement with Teekay Tankers Management Services Ltd., a wholly owned subsidiary of Teekay Corporation (the Manager), the Company incurred total management fees of $1.4 million for both of the three months ended March 31, 2010 and 2009, respectively, for commercial, technical, strategic, administrative services and performance fees. The commercial services portion of the management fee of $0.2 million and $0.2 million for the three months ended March 31, 2010 and 2009, respectively, have been recorded as voyage expenses. A portion of the technical management fee that represents crew training costs are recorded in vessel operating expenses in the amounts of $0.2 million and $0.1 million for the three months ended March 31, 2010 and 2009, respectively. Crew training costs were previously recorded in general and administrative expenses in the prior year and have been reclassified to vessel operating expenses for comparative purposes in the consolidated statements of income. The remainder of the management fees is included in general and administrative expenses and for the three months ended March 31, 2010 and 2009, are $1.0 million and $1.1 million, respectively.

The Company’s executive officers are employees of Teekay Corporation or other subsidiaries thereof, and their compensation (other than any awards under the Company’s long-term incentive plan described in Note 7) is set and paid by Teekay Corporation or such other subsidiaries. The Company reimburses Teekay Corporation for time spent by its executive officers on the Company’s management matters through the strategic portion of the management fee. The strategic management fee reimbursement for the three months ended March 31, 2010 and 2009 was $0.3 million, and $0.3 million, respectively.

The management agreement provides for payment to the Manager of a performance fee in certain circumstances. If Gross Cash Available for Distribution for a given fiscal year exceeds $3.20 per share of the Company’s weighted average outstanding common stock (or the Incentive Threshold), the Company is generally required to pay a performance fee equal to 20% of all Gross Cash Available for Distribution for such year in excess of the Incentive Threshold. The Company did not incur any performance fees for the three months ended March 31, 2010 and 2009. Cash Available for Distribution represents net income plus depreciation and amortization, unrealized losses from derivatives, non-cash items and any write-offs or other non-recurring items, less unrealized gains from derivatives and net income attributable to the historical results of vessels acquired by the Company from Teekay Corporation, prior to their acquisition by us, for the period when these vessels were owned and operated by Teekay Corporation. Gross Cash Available for Distribution represents Cash Available for Distribution without giving effect to any deductions for performance fees and reduced by the amount of any reserves the Company’s board of directors may establish during the applicable fiscal period that have not already reduced the Cash Available for Distribution. Reserves applicable for the three months ended March 31, 2010 included a $1.2 million drydocking and capital upgrades reserve, and a $0.9 million reserve for loan principal repayment. Reserves for the three months ended March 31, 2009 included a $2.0 million drydocking reserve and a $0.9 million reserve for loan principal repayment.

f.
In addition to the management fees as defined in the long-term management agreement with the Manager as described in Note 8e, the Manager also provides the Company with all usual and customary crew management services in respect of the Company’s vessels which are recorded in vessel operating expenses on the consolidated statements of income. For the three months ended March 31, 2010 and 2009, the Company incurred $4.5 million and $4.5 million, respectively, for crewing and manning costs, of which $1.5 million and $1.7 million was payable to the Manager as at March 31, 2010 and December 31, 2009, respectively, and included in accrued liabilities on the consolidated balance sheets.

The Manager is also responsible for the daily operational activities of the Company’s vessels. The Manager collects revenues and remits payments for expenses incurred by the vessels for various voyages. As a result of these transactions, the balance due from the Manager was $5.9 million and $0.2 million as at March 31, 2010 and December 31, 2009, respectively and the balance due to the Manager was $1.2 million and $nil as at March 31, 2010 and December 31, 2009, respectively.

The Company has recorded a payable of $0.9 million and $0.6 million as at March 31, 2010 and December 31, 2009, respectively, for uncertain taxes that the Company may be subject to pay through an allocation from pooling arrangements in which certain vessels of the Company participate. The payable is recorded in due to affiliates on the consolidated balance sheets.

TEEKAY TANKERS LTD.
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)
8.	Related Party Transactions (Cont’d)
g.
Pursuant to pooling arrangements managed by Teekay Chartering Limited (Aframax Tanker Pool) and Gemini Tankers LLC (Suezmax Tanker Pool), both wholly owned subsidiaries of Teekay Corporation (collectively the Pool Managers), the Company incurred pool management fees during the three months ended March 31, 2010 and 2009 of $0.4 million and $0.4 million, respectively, with respect to Company vessels that participate in the pooling arrangements. The Pool Managers provide commercial services to the pool participants and administer the pools in exchange for a fee currently equal to 1.25% of the gross revenues attributable to each pool participant’s vessels and a fixed amount per vessel per day which ranges from $275 (for the Suezmax tanker pool) to $350 (for the Aframax tanker pool). Voyage revenues and voyage expenses of the Company’s vessels operating in these pool arrangements are pooled with the voyage revenues and voyage expenses of other pool participants. The resulting net pool revenues, calculated on a time charter equivalent basis, are allocated to the pool participants according to an agreed formula. The Company accounts for the net allocation from the pools as voyage revenues in “net pool revenues from affiliates” on the consolidated statements of income. For the three months ended March 31, 2010 and 2009, the Company’s allocation from the pools was net of $6.2 million and $4.1 million, respectively, of voyage expense. The pool receivable from affiliates as at March 31, 2010 and December 31, 2009 was $6.4 million and $10.4 million, respectively.

As at March 31, 2010 and December 31, 2009, the Company had advanced $1.6 million and $1.6 million, respectively, to the Pool Managers for working capital purposes. The Company may be required to advance additional working capital funds from time to time. Working capital advances will be returned to the Company when a vessel no longer participates in the applicable pool, less any set-offs for outstanding liabilities or contingencies. These advances are without interest or stated terms of repayment.

9.	Earnings Per Share
The net income available for common stockholders and earnings per common share presented in the table below excludes the results of operations of the Dropdown Predecessor.

	Three Months Ended
	March 31, 2010	March 31,2009
	$	$

Net income	5,080	15,641
Less: Net income attributable to the Dropdown Predecessor	—	1,508

Net income available for common stockholders	5,080	14,133

Weighted-average number of common shares	32,000,000	25,000,000

Common shares and common share equivalents outstanding	32,000,000	25,000,000

Earnings per common share:
— Basic and diluted	0.16	0.57
10.	Accounting Pronouncements Not Yet Adopted

In September 2009, the FASB issued an amendment to FASB ASC 605, Revenue Recognition, that provides for a new methodology for establishing the fair value for a deliverable in a multiple-element arrangement. When vendor specific objective or third-party evidence for deliverables in a multiple-element arrangement cannot be determined, the Company will be required to develop a best estimate of the selling price of separate deliverables and to allocate the arrangement consideration using the relative selling price method. This amendment will be effective for the Company on January 1, 2011, although earlier adoption is possible. The Company is currently assessing the potential impacts, if any, on its consolidated financial statements.

11.	Subsequent Events

In late March, 2010, the Company entered into an agreement to sell a 1995-built Aframax tanker, the Falster Spirit, for $17.3 million and the vessel sale occurred on April 19, 2010. The vessel is presented on the March 31, 2010 balance sheet as vessel held for sale, and is recorded at carrying value. The gain on disposal of approximately $0.3 million will be recorded in the second quarter of 2010.

On April 9, 2010, the Company completed a follow-on public offering of 7.7 million shares of its Class A common stock at a price of $12.25 per share, for gross proceeds of $94.3 million. On April 14, 2010, the underwriters exercised their over-allotment option in part to purchase an additional 1,079,500 common shares, providing additional gross proceeds of $13.2 million. Concurrent with the public offering, the Company issued 2,612,244 unregistered shares of Class A common stock to Teekay Corporation at a price of $12.25 per share for gross proceeds of approximately $32.0 million.

On April 14, 2010, the Company acquired from Teekay Corporation its subsidiaries Kaveri Spirit L.L.C. and Yamuna Spirit L.L.C., which each owns a Suezmax tanker, the Kaveri Spirit and the Yamuna Spirit, respectively for a total of $124.2 million. On May 11, 2010, the Company acquired from Teekay Corporation its subsidiary Helga Spirit L.L.C., which owns an Aframax tanker, the Helga Spirit, for a total of $44.5 million.

The Company financed these vessels acquisitions with the net proceeds of the follow-on public offering and concurrent private placement of $135.2 million, and the net proceeds of $17.3 million from the sale of the Falster Spirit all described above, as well as using $9.2 million of the Company’s working capital and drawing $7.0 million on the Tranche A Revolver.

TEEKAY TANKERS LTD.
MARCH 31, 2010
PART I – FINANCIAL INFORMATION
ITEM 2 — MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the consolidated financial statements and accompanying notes contained in “Item 1 – Financial Statements” of this Report on Form 6-K and with our audited consolidated financial statements contained in “Item 17 – Financial Statements” and Management’s Discussion and Analysis of Financial Condition and Results of Operations in “Item 5 – Operating and Financial Review and Prospects” of our Annual Report on Form 20-F for the year ended December 31, 2009.
General
Our business is to own oil tankers and we employ a chartering strategy that seeks to capture upside opportunities in the tanker spot market while using fixed-rate time charters to reduce downside risks. Historically, the tanker industry has experienced volatility in profitability due to changes in the supply of, and demand for, tanker capacity. Tanker supply and demand are each influenced by several factors beyond our control. We were formed in October 2007 by Teekay Corporation (NYSE: TK) (Teekay) — a leading provider of marine services to the global oil and gas industries and the world’s largest operator of medium-sized oil tankers — and we completed our initial public offering in December 2007. As at May 15, 2010, we owned nine Aframax tankers and five Suezmax tankers. As of May 15, 2010, six of our Aframax tankers and three of our Suezmax tankers operated under fixed-rate time-charter contracts with our customers, of which three time-charter contracts are scheduled to expire in 2010, four in 2011, and two in 2012. One of the Aframax fixed-rate time-charter contracts which expires in 2010 is with Teekay and the three fixed-rate contracts for the Suezmax tankers include a component providing for additional revenues to us beyond the fixed hire rate when spot market rates exceed threshold amounts. One of these Suezmax time-charter contracts expires in 2011 and the remaining two expire in 2012. Our remaining three Aframax tankers and two Suezmax tankers currently participate in an Aframax pooling arrangement and a Suezmax pooling arrangement, respectively, each managed by subsidiaries of Teekay. As of May 15, 2010, these pooling arrangements included 16 Aframax tankers and 40 Suezmax tankers, respectively. Through the participation of some of our vessels in these pooling arrangements, we expect to benefit from Teekay’s reputation and the scope of its operations in increasing our cash flows. Our mix of vessels trading in the spot market or subject to fixed-rate time charters will change from time to time. Teekay currently holds a majority of the voting power of our common stock.
We distribute to our stockholders on a quarterly basis all of our Cash Available for Distribution, subject to any reserves the board of directors may from time to time determine are required for the prudent conduct of our business. Cash Available for Distribution represents our net income (loss) plus depreciation and amortization, unrealized losses from derivatives, non-cash items and any write-offs or other non-recurring items less unrealized gains from derivatives and net income attributable to the historical results of vessels acquired by us from Teekay, prior to their acquisition by us, for the period when these vessels were owned and operated by Teekay.
Significant Developments in 2010
On March 30, 2010, we entered into an agreement to sell one of our Aframax tankers, the 1995-built Falster Spirit, for $17.3 million. On April 19, 2010, the sale of this vessel occurred.
On April 9, 2010, we completed a public follow-on offering of 7.7 million Class A common shares at a price of $12.25 per share. On April 14, 2010, the underwriters also exercised their overallotment option in part to purchase an additional 1,079,500 Class A common shares. Concurrent with the public offering, we issued 2,612,244 unregistered shares of Class A common stock to Teekay at a price of $12.25 per share. Total gross proceeds and net proceeds from these financings were $139.5 million and $135.2 million, respectively.
On April 14, 2010, we acquired two double-hull Suezmax tankers from Teekay, the 2002-built Yamuna Spirit and 2004-built Kaveri Spirit, for a total cost of $124.2 million. On May 11, 2010, we purchased the 2005-built Aframax tanker from Teekay, the Helga Spirit, for $44.5 million. We financed these vessel acquisitions (the 2010 Vessel Acquisitions) with the net proceeds of $135.2 million from the follow-on public offering and concurrent private placement, and the net proceeds of $17.3 million from the sale of the Falster Spirit, as well as using $9.2 million of our working capital and drawing $7.0 million on our Tranche A Revolver. Following the 2010 Vessel Acquisitions and the sale of the Falster Spirit, our fleet consisted of 14 vessels.
The purchase price for the three oil tankers was the fair market value at the time of offer, taking into account any existing charter contracts and based on independent ship broker valuations. We anticipate additional opportunities to further expand our fleet through acquisitions of tankers from third parties and additional tankers that Teekay may offer to sell to us from time to time. These tankers may include crude oil and product tankers.
Our Charters
We generate revenues by charging customers for the transportation of their crude oil using our vessels. Historically, these services generally have been provided under the following basic types of contractual relationships:
•
Voyage charters participating in pooling arrangements, which are charters for shorter intervals that are priced on a current or “spot” market rate and then adjusted for pool participation based on predetermined criteria; and

•
Time charters, whereby vessels are chartered to customers for a fixed period of time at rates that are generally fixed, but may contain a variable component based on inflation, interest rates or current market rates.

The table below illustrates the primary distinctions among these types of charters and contracts:

	Voyage Charter	Time Charter
Typical contract length	Single voyage	One year or more
Hire rate basis (1)	Varies	Daily
Voyage expenses (2)	We pay	Customer pays
Vessel operating expenses (3)	We pay	We pay
Off-hire (4)	Customer does not pay	Customer does not pay

(1)	“Hire rate” refers to the basic payment from the charterer for the use of the vessel.

(2)	Voyage expenses are all expenses unique to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions.

(3)	Vessel operating expenses include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses.

(4)	“Off-hire” refers to the time a vessel is not available for service.
Items You Should Consider When Evaluating Our Results
You should consider the following factors when evaluating our historical financial performance and assessing our future prospects:
•
Our financial results reflect the results of the interests in vessels acquired from Teekay Corporation for all periods the vessels were under common control. As at March 31, 2010, we had acquired from Teekay three Suezmax tankers (the Ganges Spirit, the Narmada Spirit, and the Ashkini Spirit which we acquired in June 2008 and June 2009, respectively). These acquisitions were deemed to be business acquisitions between entities under common control. Accordingly, we have accounted for these transactions in a manner similar to the pooling of interest method. Under this method of accounting our financial statements, for periods prior to the date the interests in these vessels were actually acquired by us, are recast to include the results of these acquired vessels. The periods recast include all periods that we and the acquired vessels were both under common control of Teekay and had begun operations. As a result, our consolidated statements of income for the three months ended March 31, 2009, reflect the financial results of the Ashkini Spirit purchased in June 2009 for the period under common control of Teekay prior to the acquisition of the vessels by us, and such results for such periods are collectively referred to as the Dropdown Predecessor. As described above, subsequent to March 31, 2010, we completed the 2010 Vessel Acquisitions with Teekay, which will be subject to similar treatment in our future financial statements.

•
Our voyage revenues are affected by cyclicality in the tanker markets. The cyclical nature of the tanker industry causes significant increases or decreases in the revenue we earn from our vessels, particularly those we trade in the spot market. This affects the amount of dividends, if any, we pay on our common stock from period to period.

•
Tanker rates also fluctuate based on seasonal variations in demand. Tanker markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere but weaker in the summer months as a result of lower oil consumption in the northern hemisphere and increased refinery maintenance. In addition, unpredictable weather patterns during the winter months tend to disrupt vessel scheduling, which historically has increased oil price volatility and oil trading activities in the winter months. As a result, revenues generated by our vessels have historically been weaker during the quarters ended June 30 and September 30, and stronger in the quarters ended March 31 and December 31.

•
Our vessel operating expenses are facing industry-wide cost pressures. The oil shipping industry has experienced a global manpower shortage due to significant growth in the world fleet. This shortage resulted in crew wage increases during the last three years although to a lesser degree in 2009. We expect the trend of significant crew compensation increases to abate in the short term. However, this could change if market conditions adjust. In addition, factors such as pressure on raw material prices and changes in regulatory requirements could also increase operating expenditures. In 2009, we took various measures in an effort to reduce costs, improve operational efficiencies, and mitigate the impact of inflation and price increases and have continued this effort during 2010.

•
The amount and timing of drydockings of our vessels can significantly affect our revenues between periods. Our vessels are normally offhire when they are being drydocked. During the three months ended March 31, 2010 and 2009, none of our vessels were drydocked. The total number of days of offhire relating to repositioning prior to drydocking during the first quarter of 2010 was 11.5 days. For our existing fleet, there are three drydockings scheduled in 2010, of which two are expected to complete their drydock in the second quarter. There are no drydockings scheduled in 2011.

Results of Operations
We use a variety of financial and operational terms and concepts when analyzing our results of operations, which can be found in “Item 5. Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2009. In accordance with United States generally accepted accounting principals (or GAAP), we report gross voyage revenues in our income statements and include voyage expenses among our operating expenses. However, shipowners base economic decisions regarding the deployment of their vessels upon anticipated “time charter equivalent” (or TCE) rates, and industry analysts typically measure bulk shipping freight rates in terms of TCE rates. There are two reasons for this. First, under time charters the customer usually pays the voyage expenses, while under voyage charters the shipowner usually pays the voyage expenses. Second, the revenues and voyage expenses of our vessels that operate in pool arrangements are pooled with the voyage revenues and voyage expenses of other pool participants. The resulting net pool revenues, calculated on a TCE basis, are allocated to the pool participants according to an agreed formula. We account for the net allocation from the pool as voyage revenues. Accordingly, the discussion of revenue below focuses on net voyage revenues (or voyage revenues less voyage expenses) and TCE rates where applicable.

Three Months Ended March 31, 2010 versus Three Months Ended March 31, 2009
The following table presents our operating results for the three months ended March 31, 2010 and 2009, and compares net voyage revenues, a non-GAAP financial measure, for those periods to voyage revenues, the most directly comparable GAAP financial measure.

	Three Months Ended
	March 31,
(in thousands of U.S. dollars except percentages)	2010	2009	%Change

Revenues	26,990	34,448	(21.7)
Voyage expenses	1,012	580	74.5

Net voyage revenues	25,978	33,868	(23.3)
Vessel operating expenses	8,391	8,504	(1.3)
Depreciation and amortization	7,392	7,031	5.1
General and administrative	1,479	1,527	(3.1)

Income from vessel operations	8,716	16,806	(48.1)

Interest expense	(993)	(2,165)	(54.1)
Interest income	13	22	(40.9)
Realized and unrealized (loss) gain on interest rate swap	(2,658)	944	(381.6)
Other income – net	2	34	(94.1)

Net income	5,080	15,641	(67.5)

Tanker Market
Average spot tanker rates in the first quarter of 2010 were the highest since the first quarter of 2009, primarily driven by strong non-OECD oil demand growth, higher global oil production and limited tanker fleet growth.
China was a major source of tanker demand with crude oil imports averaging 4.6 million barrels per day (mb/d) in the first quarter of 2010, an increase of 39 percent from the same period of 2009. Global oil supply rose by 0.7 mb/d in the first quarter led predominantly by non-OPEC producers and OPEC Natural Gas Liquids (NGLs).
The world tanker fleet grew by 5.6 mdwt, or approximately 1.3 percent, in the first quarter of 2010 compared 12.0 mdwt, or 3.0 percent, in the same period of 2009. Net fleet growth was tempered by the removal of 6.3 mdwt of tanker capacity as the International Maritime Organization (IMO) targeted phase-out of single-hull tankers and higher scrap prices led to an increase in tanker scrapping. The ongoing removal of single-hull tankers from the trading fleet is expected to continue to dampen tanker fleet growth during the remainder of 2010, as illustrated by a further 2.6 mdwt being scrapped in April 2010.
Early in the second quarter, tanker rates for larger crude carriers (primarily VLCC and Suezmax class tankers) have been unseasonably firm, due to the removal of approximately 15 to 20 VLCCs from the trading fleet for use as floating storage in Iran and strong Asian demand for West African crude oil. Over the past week, Aframax rates have strengthened due to strong demand from US refiners coupled with localized weather delays in the Caribbean.
In April 2010, the International Monetary Fund (IMF) raised its global GDP growth forecast for 2010 from 3.9 percent to 4.2 percent due to expected recovery in the global economy, particularly in emerging and developing countries. As a result, the International Energy Agency (IEA) has increased its 2010 global oil demand forecast to 86.4 mb/d, which represents a 1.6 mb/d, or 1.9 percent, increase over 2009 and the highest growth rate since 2004. The increase in global oil demand during 2010 is expected to be entirely driven by non-OECD countries, led by China where demand is forecasted to grow by a further 8 percent.
Fleet and TCE Rates
As at March 31, 2010, we owned nine Aframax-class and three Suezmax-class tankers. The financial results of the Dropdown Predecessor relating to the Suezmax tanker acquired in June 2009 have been included, for accounting purposes, in our results as if the vessel was acquired on August 1, 2007, when it was acquired and began operations as a conventional tanker for Teekay. Please read Note 2 to our consolidated financial statements included in this report.

In 2009, TCE rates were calculated as net voyage revenue per revenue day before external broker commissions, internal pool management fees and pool commissions, and offhire bunker expenses. We now calculate TCE rates as net voyage revenue per revenue day before internal pool management fees and pool commissions, and offhire bunker expenses, and we have appropriately adjusted the 2009 TCE rates to conform to this change. The following table outlines the average TCE rates earned by vessels for the three months ended March 31, 2010 and 2009:

	Three Months Ended			Three Months Ended
	March 31, 2010			March 31, 2009
			Average			Average
	Net		TCE per	Net		TCE per
	Voyage	Revenue	Revenue	Voyage	Revenue	Revenue
	Revenues(1)	Days	Day(1)	Revenues(2)	Days	Day(2)
	(in thousands)			(in thousands)

Voyage-charter contracts – Aframax	$6,183	351	$17,624	$7,133	286	$24,970
Voyage-charter contracts – Suezmax	2,883	90	32,032	7,993	180	44,407
Time-charter contracts – Aframax	12,790	449	28,501	16,650	521	31,958
Time-charter contracts – Suezmax (3)	4,852	179	27,120	2,757	90	30,632

Total	$26,708	1,069	$24,996	$34,533	1,077	$32,074

(1)
Excludes a total of $0.6 million in internal pool management fees and commissions payable by us to Teekay for commercial management for our vessels, of which $0.4 million is for commissions paid as a result of participating in pooling arrangements managed by subsidiaries of Teekay in addition to $0.1 million in offhire bunker expenses.

(2)
Excludes a total of $0.7 million in internal pool management fees and commissions payable by us to Teekay for commercial management for our vessels, of which $0.4 million is for commissions paid as a result of participating in pooling arrangements managed by subsidiaries of Teekay. There were no offhire bunker expenses incurred in this period.

(3)
The Narmada Spirit time-charter contract also contains a profit-share component that resulted in $0.6 million being recognized in the first quarter of 2010. The profit-share component is calculated as 50 percent of a specified average daily rate for the month in excess of $19,500. The TCE rate per day for the Suezmax time-charter fleet for the three months ended March 31, 2010 was $24,026, excluding the profit share amount recognized in the quarter. The TCE rate per day for total fleet for the three months ended March 31, 2010, was $24,478, excluding the profit-share amount recognized in the quarter.

Net Voyage Revenues. Net voyage revenues decreased to $26.0 million for the three months ended March 31, 2010, compared to $33.9 million for 2009 primarily due to:
•
decreases of $4.3 million and $2.1 million, respectively, as a result of the decrease in average TCE rates earned by our vessels operating on spot-market-based voyage charters and time-charter contracts;

•	a decrease of $2.9 million for the three months ended March 31, 2010 due to the decreased number of days our Suezmax vessels earned revenue on spot-market-based voyage charters contracts;
•	a decrease of $2.1 million for the three months ended March 31, 2010 due to the decreased number of days our Aframax vessels earned revenue on time-charter contracts;
•	a decrease of $0.1 million due to eight offhire days relating to repositioning a vessel for drydock during the three months ended March 31, 2010;
partially offset by
•	an increase of $2.4 million for the three months ended March 31, 2010 due to the increased number of days our Suezmax vessels earned revenue on time-charters contracts; and
•	an increase of $1.2 million for the three months ended March 31, 2010 due to the increased number of days our Aframax vessels earned revenue on spot-market-based voyage charters contracts.
Vessel Operating Expenses. Vessel operating expenses of $8.4 million for the three months ended March 31, 2010 were consistent with vessel operating expenses of $8.5 million of the same period in 2009. Crew training costs for the three months ended March 31, 2010 and 2009 were $0.2 million and $0.1 million, respectively. Commencing 2010, the crew training costs have been recorded in vessel operating expenses whereas in 2009, these training costs were recorded in general and administrative expenses. The 2009 figures have been adjusted to conform to this presentation format.
Depreciation and Amortization. Depreciation and amortization increased to $7.4 million for the three months ended March 31, 2010 from $7.0 million for same period in 2009 primarily due to an increase in the amortization of drydock expenditures.
General and Administrative Expenses. General and administrative expenses for the three months ended March 31, 2010 were consistent with the same period in 2009.
Interest Expense. Interest expense was $1.0 million for the three months ended March 31, 2010 compared to $2.2 million for the same period in 2009. The decrease in interest expense was primarily due to a decrease in interest rates as well as lower outstanding loan balances. For the three months ended March 31, 2010, scheduled loan payments of $0.9 million were made compared to a $10.0 million loan principal prepayment made in addition to the scheduled loan payments of $0.9 million for the three months ended March 31, 2009.
Realized and unrealized gain (loss) on interest rate swap. We have not designated, for accounting purposes, our interest rate swap as a cash flow hedge of our U.S. Dollar LIBOR-denominated borrowings, and as such, the realized and unrealized changes in the fair value of the swap are reflected in a separate line item in our consolidated statements of income. The change in the fair value of the interest rate swap resulted in an unrealized loss of $1.3 million for the three months ended March 31, 2010 compared to an unrealized gain of $2.4 million for the same quarter in 2009. We recorded realized losses on the interest rate swap of $1.3 million and $1.4 million for the three months ended March 31, 2010 and 2009, respectively.
Net Income. As a result of the foregoing factors, net income was $5.1 million and $15.6 million for the three months ended March 31, 2010 and 2009, respectively.

LIQUIDITY AND CAPITAL RESOURCES
Liquidity and Cash Needs
Our short-term liquidity requirements are for the payment of operating expenses, drydocking expenditures, debt servicing costs, dividends on our shares of common stock, scheduled repayments of long-term debt, as well as funding our other working capital requirements. As at March 31, 2010, our total cash and cash equivalents was $12.2 million. Our total liquidity (including cash, cash equivalents, and undrawn credit facilities), was $135.9 million as at March 31, 2010, compared to $134.1 million as at December 2009. As a result of the 2010 Vessel Acquisitions, the amount available to be drawn on our revolving credit facility increased by $115.0 million and our total liquidity increased to approximately $235 million in the second quarter. We believe that our working capital is sufficient for our present requirements.
Our spot market operations contribute to the volatility of our net operating cash flow, and thus our ability to generate sufficient cash flows to meet our short-term liquidity needs. Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, tanker spot markets historically have exhibited seasonal variations in charter rates. Tanker spot markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling.
Our long-term capital needs are primarily for capital expenditures and debt repayment. Generally, we expect that our long-term sources of funds will be cash balances, cash from operations, long-term bank borrowings and other debt or equity financings. Because we expect to pay a variable quarterly dividend equal to our Cash Available for Distribution during the previous quarter (subject to any reserves our board of directors may from time to time determine are required for the prudent conduct of business), we expect that we will rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund acquisitions and expansion capital expenditures, including opportunities we may pursue to purchase additional vessels from Teekay or third parties. On April 9, 2010, we completed a public follow-on offering of 7.7 million Class A common shares at a price of $12.25 per share. On April 14, 2010, the underwriters also exercised their overallotment option in part to purchase an additional 1,079,500 Class A common shares. Concurrent with the public offering, we issued 2,612,244 unregistered shares of Class A common stock to Teekay at a price of $12.25 per share. Total gross proceeds and net proceeds from these financings were $139.5 million and $135.2 million, respectively. We used these net proceeds of $135.2 million from the follow-on public offering and concurrent private placement , and the net proceeds of $17.3 million from the sale of the Falster Spirit, as well as using $9.2 million of our working capital and drawing $7.0 million on our Tranche A Revolver to finance the 2010 Vessel Acquisitions for approximately $168.7 million.
In late March, 2010, we entered into an agreement to sell the 1995-built Aframax tanker the Falster Spirit for $17.3 million. On April 19, 2010, we completed the sale.
As at March 31, 2010, our revolving credit facility provided for borrowings of up to $401.0 million, of which $123.7 million was undrawn. The amount available under this revolving credit facility decreases by $22.1 million semi-annually commencing in December 2012 and the credit facility matures in 2017. Borrowings under this facility bear interest at LIBOR plus a margin and may be prepaid at any time in amounts of not less than $5.0 million. The acquisitions of two of our Aframax tankers were financed with a term loan which bears interest at a rate of 4.06%. As of March 31, 2010, the balance of this term loan was $27.0 million. The loan requires $0.9 million in quarterly principal payments. Please read Note 5 to our consolidated financial statements included in this report.
As of March 31, 2010, our vessel financings were collateralized by all of our vessels. The term loan and our revolving credit facility contain covenants and other restrictions that we believe are typical of debt financing collateralized by vessels, including those that restrict the relevant subsidiaries from:
•	incurring or guaranteeing additional indebtedness;
•	making certain negative pledges or granting certain liens; and
•	selling, transferring, assigning or conveying assets.
In addition, our revolving credit facility contains covenants that require us to maintain a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with more than six months to maturity) of a minimum of $35.0 million and at least 5.0% of our total debt. The term loan requires that certain of our subsidiaries maintain a minimum hull coverage ratio of 105% of the total outstanding balance for the facility period. As at March 31, 2010, we were in compliance with all of our covenants under our credit facilities.
If we breach covenants or restrictions in our financing agreements, we may be prohibited from paying dividends on our common stock and, subject to any applicable cure periods, our lenders may be entitled to:
•	declare our obligations under the agreements immediately due and payable and terminate any further loan commitments; and
•	foreclose on any of our vessels or other assets securing the related loans.
In the future, some of the covenants and restrictions in our financing agreements could restrict the use of cash generated by ship-owning subsidiaries in a manner that could adversely affect our ability to pay dividends on our common stock. However, we currently do not expect that these covenants will have such an effect.

We are exposed to market risk from changes in interest rates, foreign currency fluctuations and spot market rates. We use interest rate swaps to manage interest rate risk. We do not use these financial instruments for trading or speculative purposes. Please read “Item 3 — Quantitative and Qualitative Disclosures About Market Risk.”
Cash Flows
The following table summarizes our sources and uses of cash for the periods presented:

	Three Months Ended	Three Months Ended
	March 31, 2010	March 31, 2009
	(in thousands)	(in thousands)

Net cash flow from operating activities	$12,071	$38,775
Net cash flow used in financing activities	(9,223)	(42,204)
Net cash flow used in investing activities	(1,128)	(857)
Operating Cash Flows
Net cash flow from operating activities decreased to $12.1 million for the three months ended March 31, 2010, from $38.8 million for the same period in 2009, primarily due to a decrease in average TCE rate per day earned by our spot and time-charter vessels, and the timing of our cash receipts and payments. Net cash flow from operating activities primarily depends upon the timing and amount of drydocking expenditures, repairs and maintenance activity, vessel additions and dispositions, changes in interest rates, fluctuations in working capital balances and spot market tanker rates. The number of vessel drydockings tends to be uneven between periods. During the three months ended March 31, 2010, there were 11.5 offhire days relating to repositioning for drydocking compared to no offhire days relating to drydocking in the same period in 2009.
Financing Cash Flows
Net cash outflow from financing activities decreased to $9.2 million for the three months ended March 31, 2010 from $42.2 million for the same period in 2009, primarily due to the reductions in cash dividends paid and loan principal prepayments and impacts of the Dropdown Predecessor affecting the first quarter of 2009. The cash dividends paid in the first quarter of 2010 were $9.7 million lower than the cash dividends paid in the first quarter of 2009, and there were no additional loan principal prepayments in first quarter of 2010 compared to the $10.0 million loan principal prepayment in the first quarter of 2009. The additional three vessels we purchased from Teekay occurred in the second quarter of 2010 and therefore there were no Dropdown Predecessor impacts in the first quarter of 2010 compared to the $12.8 million of financing activities that occurred in the first quarter of 2009 relating to the Dropdown Predecessor.
During the three months ended March 31, 2010 and 2009, we repaid $0.9 million related to scheduled quarterly principal payments of our term loan.
On March 15, 2010, we paid a cash dividend of $0.26 per share of common share for the quarter ended December 31, 2009. We intend to distribute on a quarterly basis all of our Cash Available for Distribution, subject to any reserves established by our board of directors. On May 13, 2010, we declared a cash dividend of $0.37 per share of common share for the quarter ended March 31, 2010. The cash dividend will be payable on May 28, 2010 to all shareholders on record on May 21, 2010. The dividend payable on the 11.4 million shares of Class A common shares we issued in April 2010, amounting to approximately $4.2 million, will be funded from our working capital.
Investing Cash Flows
During the three months ended March 31, 2010 and 2009 we incurred $1.1 million and $0.9 million, respectively, of vessel upgrade and equipment expenditures.
Commitments and Contingencies
The following table summarizes our long-term contractual obligations as at March 31, 2010:

		Remainder	2011	2013
		of	and	and	Beyond
(in millions of U.S. dollars)	Total	2010	2012	2014	2014

U.S. Dollar-Denominated Obligations:
Long-term debt (1)	304.3	2.7	7.2	7.2	287.2
Technical vessel management and administrative fees	40.3	2.4	6.3	6.3	25.3

Total	344.6	5.1	13.5	13.5	312.5

(1)
Excludes expected interest payments of $2.6 million (2010), $6.6 million (2011 and 2012), $6.0 million (2013 and 2014) and $5.8 million (beyond 2014). Expected interest payments are based on the existing interest rate on the fixed-rate loan and a weighted average rate of 0.89% which includes a margin of 0.6% at March 31, 2010 on the variable-rate loan. The expected interest payments do not reflect the effect of an interest rate swap that we have used to hedge certain of our floating-rate debt.

Off-Balance Sheet Arrangements
We have no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, results of operations, liquidity, capital expenditures or capital resources.
Critical Accounting Estimates
We prepare our financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. Accounting estimates and assumptions discussed in this section are those that we consider to be the most critical to an understanding of our financial statements because they inherently involve significant judgments and uncertainties. For a further description of our material accounting policies, please read “Item 5 — Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2009.
As of March 31, 2010, we had one reporting unit with goodwill attributable to it. As of the date of this filing, we do not believe that there is a reasonable possibility that the goodwill attributable to this reporting unit might be impaired within the next year. However, certain factors that impact this assessment are inherently difficult to forecast and, as such, we cannot provide any assurances that an impairment will or will not occur in the future. An assessment for impairment involves a number of assumptions and estimates that are based on factors that are beyond our control, some of which factors are listed in the following section entitled “Forward-Looking Statements”.

FORWARD-LOOKING STATEMENTS
This Report on Form 6-K for the three months ended March 31, 2010 contains certain forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933 as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, statements regarding:
•	our future growth prospects and opportunities, including future vessel acquisitions;
•	tanker market fundamentals, including the balance of supply and demand in the tanker market and spot tanker charter rates and oil demand;
•	the effectiveness of our chartering strategy in capturing upside opportunities and reducing downside risks;
•	the sufficiency of working capital for short-term liquidity requirements;
•	crewing costs for vessels;
•	the duration of drydockings;
•	potential newbuilding order cancellations;
•	construction and delivery delays in the tanker industry generally;
•	the future valuation of goodwill;
•	future capital expenditure commitments and the financing requirements for such commitments;
•	our compliance with, and the effect on our business and operating results of, covenants under our credit facilities;
•	our hedging activities relating to foreign exchange, interest rate and spot market risks; and
•	the ability of the counterparties to our derivative contracts to fulfill their contractual obligations.
Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to: spot market rate fluctuations; changes in the demand for oil transportation services; changes in our costs, such as the cost of crews; greater or less than anticipated levels of vessel newbuilding orders or greater or less than anticipated rates of vessel scrapping; changes in trading patterns; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; potential inability to implement our growth strategy; competitive factors in the markets in which we operate; loss of any customer, time charter or vessel; drydocking delays; our potential inability to raise financing to purchase additional vessels; our exposure to currency exchange and interest rate flucations; conditions in the public equity markets; and other factors detailed from time to time in our periodic reports filed with the SEC, including our Annual Report on Form 20-F for the year ended December 31, 2009. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

TEEKAY TANKERS LTD.
MARCH 31, 2010
PART I – FINANCIAL INFORMATION
ITEM 3 — QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
We are exposed to market risk from foreign currency fluctuations, changes in interest rates and changes in spot tanker market rates. We have not used foreign currency forward contracts to manage foreign currency fluctuation, but we may do so in the future. We use interest rate swaps to manage interest rate risks. We do not use these financial instruments for trading or speculative purposes.
Foreign Currency Fluctuation Risk
Our primary economic environment is the international shipping market. This market utilizes the U.S. Dollar as its functional currency. Consequently, virtually all our revenues and the majority of our operating costs are in U.S. Dollars. We incur certain voyage expenses, vessel operating expenses, drydocking expenditures and general and administrative expenses in foreign currencies, the most significant of which are the Canadian Dollar, Euro, British Pound, and Norwegian Kroner. As at March 31, 2010, we had not entered into forward contracts as a hedge against changes in certain foreign exchange rates.
Interest Rate Risk
We are exposed to the impact of interest rate changes primarily through our borrowings that require us to make interest payments based on LIBOR. Significant increases in interest rates could adversely affect our operating margins, results of operations and our ability to repay debt. We use interest rate swaps to reduce our exposure to changes in interest rates. Generally our approach is to hedge a substantial majority of our floating-rate debt.
In order to minimize counterparty risk, we only enter into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 by Moody’s at the time of the transactions. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.
The table below provides information about our financial instruments at March 31, 2010, that are sensitive to changes in interest rates, including our debt and interest rate swap. For long-term debt, the table presents principal cash flows and related weighted-average interest rates by expected maturity dates. For the interest rate swap, the table presents its notional amount and weighted-average interest rate by its expected contractual maturity date.

	Expected Maturity Date							Fair Value
	Remainder							Asset /
	of 2010	2011	2012	2013	2014	Thereafter	Total	(Liability)	Rate(1)
	(in millions of U.S. dollars, except percentages)

Long-Term Debt:
Variable Rate (2)	—	—	—	—	—	277.3	277.3	(241.6)	1.0%
Fixed Rate	2.7	3.6	3.6	3.6	3.6	9.9	27.0	(24.5)	4.1%

Interest Rate Swap:
Contract Amount (2),(3)	—	—	—	—	—	100.0	100.0	(15.2)	5.6%

(1)
Rate refers to the weighted-average effective interest rate for our long-term debt, including the margin we pay on our variable-rate debt, and the average fixed rate we pay under our interest rate swap agreement, which excludes the margin we pay on our variable-rate debt.

(2)	Interest payments on U.S. Dollar-denominated debt and interest rate swap are based on LIBOR.

(3)	The average variable rate paid to us under our interest rate swap is set quarterly at the three-month LIBOR.
Spot Tanker Market Rate Risk
The cyclical nature of the tanker industry causes significant increases or decreases in the revenue that we earn from our vessels, particularly those that trade in the spot tanker market. From time to time we may use freight forward agreements as a hedge to protect against changes in spot tanker market rates. Freight forward agreements involve contracts to provide a fixed number of theoretical voyages along a specified route at a contracted charter rate. Freight forward agreements settle in cash based on the difference between the contracted charter rate and the average rate of an identified index. As at March 31, 2010, we had not entered into any freight forward agreements.

TEEKAY TANKERS LTD.
MARCH 31, 2010
PART II – OTHER INFORMATION
Item 1 – Legal Proceedings
None
Item 1A – Risk Factors

In addition to the other information set forth in this Report on Form 6-K, you should carefully consider the risk factors discussed in Part I, “Item 3. Key Information—Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2009, which could materially affect our business, financial condition or results of operations. There have been no material changes in our risk factors from those disclosed in our 2009 Annual Report on Form 20-F.

Item 2 – Unregistered Sales of Equity Securities and Use of Proceeds

In April 2010, the Company issued 2,612,244 unregistered shares of Class A common stock to Teekay Corporation at a price of $12.25 per share for gross proceeds of approximately $32.0 million, in connection with the purchase from Teekay Corporation of three vessels. This transaction was exempt from the registration requirements of the Securities Act of 1933, as amended, in reliance upon Section 4(2) of the Securities Act.

Item 3 – Defaults Upon Senior Securities
None
Item 4 – Submission of Matters to a Vote of Security Holders
None
Item 5 – Other Information
None
Item 6 – Exhibits

4.10
Purchase Agreement dated April 6, 2010 between Teekay Corporation and Teekay Tankers Ltd. for the sale and purchase of the entire membership interests in Yamuna Spirit L.L.C., Kaveri Spirit L.L.C., and Helga Spirit L.L.C.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENT OF THE COMPANY.
•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-148055) FILED WITH THE SEC ON DECEMBER 13, 2007.
•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-159807) FILED WITH THE SEC ON JUNE 5, 2009.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY TANKERS LTD.
Dated: May 28, 2010	By:	/s/ Vincent Lok
Vincent Lok
Chief Financial Officer (Principal Financial and Accounting Officer)